June 30, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Re:	Tom Kluck, Esq Adam Turk, Esq Kevin Woody Bob Telewiez Midas Medici Group Holdings, Inc Amendment No. 1 to Registration Statement on Form S-4 Filed on May 3, 2010 File No. 333-166480

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Ladies and Gentlemen:

On behalf of our client, Midas Medici Group Holdings, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter, dated June 4, 2010 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 1, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 1.

General

1.
We note that the merger agreement provides that the outstanding options, warrants and stock appreciation rights of Consonus will be exchanged for options, warrants, or stock appreciation rights of Midas Medici. Please amend your Form S-4 to register the offering of these securities and any other security that may be exchanged pursuant to the merger agreement or advise.

Response:

The Company has revised to include the registration of 507,414 warrants, and 108,160 options to be issued to the Consonus stockholders in connection with the Merger.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

2.
We note your disclosure on page 47 that certain shareholders of Consonus have granted the Company an irrevocable proxy to vote their respective shares in accordance with their respective voting agreements. It therefore appears that offers and sales may have already been made and completed in your transaction. Please provide us with a detailed description of the irrevocable proxies provided to the Consonus shareholders and also address how you are still eligible to register this transaction using Form S-4. See Securities Act Sections CDI 239.13 available at http://www.sec.gov/divisions/comfixidance/sasintehnm

Response:

Consonus has entered into a Voting Agreement with certain shareholders who agreed at any meeting of the shareholders and in any action by consent of the shareholders of Consonus to vote all of their shares of Consonus capital stock in favor of the approval of the merger. A copy of the Voting Agreement is included as an exhibit to the Merger Agreement filed as Annex A to the S-4 Registration Statement. The Voting Agreement was executed by officers, directors and holders of 5% of more of the voting securities of Consonus. Accordingly the Company believes it is in compliance with Securities Act Sections CDI 239.13.

3.
We note your disclosure on page 119 that the joint proxy/registration statement constitutes a proxy statement for Midas Medici's annual stockholders meeting. Please include the disclosure required by Item 18 of Form S-4 for Midas Medici or advise.

Response:

The Company has removed the reference to a proxy statement for Midas Medici’s annual stock holder meeting. Please see page 131 of the Registration Statement.

4.	Please provide the scaled disclosure required by Item 404 of Regulation S-K with respect to Consonus as required by Item 18(a)(7)(iii) to Form S-4.

Response:

The Company has included the disclosure required by Item 404 of Regulation S-K. Please see page 72 of the Registration Statement.

5.	Please include a legal proceedings section with respect to the registrant as required by Item 14(c) of Form S-4 or tell us why such revision is not necessary.

Response:

The Company has included a legal proceedings section. Please see page 117 of the Registration Statement.

6.
Please provide us with copies of any non-public information used by the boards of Midas Medici and Consonus in connection with the proposed transaction that were not filed with the registration statement, including all board books, analysts' reports, financial forecasts and projections. In addition, to the extent that the information has not been disclosed in the document, provide us the basis for your conclusion that the non-public information is not material and therefore, need not be disclosed.

Response:

The Company is providing you supplementally with  copies of the materials utilized by the boards of directors of Midas Medici and Consonus in their consideration as to whether to approve the merger.

The information provided to the Board of Directors of Midas in its consideration of the merger contained general information about Midas and Consonus  as well as 2010-2014 projections which were prepared solely for the board in evaluating the merger. The projections were intended solely for the use of the Board in considering the overall economic aspects of the merger and was not meant as guidance to shareholders. Accordingly, the Company did not include these projections in the Registration Statement. Instead, the Company provided its post merger operating aspirations on pages 4 and 35 of the Registration Statement,  that provide a range of anticipated future performance of the combined company for use by outside investors and shareholders.

The materials reviewed by the Consonus Special Committee included a summary of a valuation performed by KPMG. The KPMG Valuation information was not disclosed in the S-4 as KPMG did not provide an opinion or a formal report on their valuation but gave some broad views and analyses of preliminary valuation for the Special Committee’s consideration.

Both the projections and the preliminary valuation considered by the Boards of Directors of Midas Medici and Consonus were provided to the Board for their consideration in exercise of their fiduciary duties and were not developed for use by shareholders in making an investment decision. The Company has clearly outlined in the Registration Statement its considerations for the merger and also has disclosed its post-merger operating aspirations. The Company does not believe that the information presented to the Boards are material to an investment decision by shareholders.

7.	We note that some of the terms and descriptions used in your disclosure may be unclear to investors. For example only, please revise to explain what you mean by the following terms:

• "smart meters,” page 2;
• "smart grid," page 2,
• "virtualization," page 49;
•"cloud computing," page 49;
• "software-as-a service,,, page 53
• "virtual disaster recovery," page 53
• "cloud infrastructure-on-demand," page 53
•“.vendor specific objective evidence," page 70; and,
• "aggregate enterprise value," page 97.

Response:

The Company has included a glossary with descriptions of certain terms used in the joint proxy/prospectus. Please see page 2 of the Registration Statement.

Summary

Post -- Merger Operating Aspirations. page 4

8.	Explain to us how you determined it would be appropriate to include your disclosure of post merger operating aspirations. In your response tell us the factual basis for the ranges you have disclosed.

Response:

Our post-merger operating aspirations are as follows:

•	Year on Year Revenue Growth – 15 % to 20%

•	Gross Margin Percentage – 35% - 40%

•	EBITDA Margin Percentage – 12% - 17%

•	Maintenance CapEx to Revenue Percentage – 1% - 3%

These post-merger operating aspirations are based on a combination of Consonus Technologies, Inc. historical statistics, the historical and projected statistics of comparable companies and expectations of growth rates in the sector. Given that the Company’s post-merger aspirations are proven by publicly traded comparable companies and are achievable based on our historical performance and trend toward improvement in our gross margins and EBITDA margin percentages during the past few years, the Company felt it was appropriate to include  and does not believe that it is out of the ordinary to include.

The revenues growth rate are based on average 2009 to 2010 growth rates for smart grid and data center comparable companies.

The gross margins and EBITDA margins are based on trends in the Company’s  historical gross margins and EBITDA margins for Consonus and management’s expectations of opportunities for margin improvements through cost reductions and changes in product mix.

The maintenance capex to revenue percentages are based on historical statistics for Consonus and management’s expectation to maintain a low capex operating model.

Interests of Certain Persons in the Merger, page 6

9.	Please present your disclosure regarding share ownership in tabular form. See Rule 421 of Regulation C.

Response:

The Company has presented the share ownership in tabular form. Please see pages 6 and 36 of the registration statement.

Risk Factors

10.
Please revise your risk factor subheadings to provide a more detailed description of the individual risk to which they relate. Potential investors should be able to read the subheading and understand the risk as it specifically applies to you. For example only, we note the following subheadings:

• "An economic or industry slowdown may materially and adversely affect our business," page 18;

•  "The failure to raise additional capital could adversely affect us" page 19; and,

•  "Liquidity of our common stock is limited," page 19.

Response:

The Company has revised the risk factor sub-headings to provide a more detailed description of the individual risk to which they relate. Please see pages 18 and 19 of the Registration Statement.

11.	Each risk factor should present only one discreet risk. We note the bulleted list associated with the following risk factors:

• The market price of the company's common stock may decline as a result of the merger,,, page 13; and,

•  Our international operations are subject to risks which could harm our business …," page 18.

It appears that these bulleted lists are presenting multiple risks. To the extent that any of the risks disclosed in this bulleted list are significant enough to warrant separate risk factors, please revise accordingly. Also it is unclear how each of the, risks in the bulleted lists applies to your business. Please revise to include only those risks that are specific to your business.

Response:

The Company has revised the risk factors to discuss one discreet risk in each risk factor. Please see pages 13 and 18 of the Registration Statement.

12.	Please include a risk factor that describes the tax risks of your merger transaction to investors.

Response:

The Company has included a risk factor that describes the tax risks of the merger transaction.  Please see page 15 of the Registration Statement.

13.
We note that Consonus Technologies had a negative net worth as of December 31, 2009 and had net losses for fiscal years 2007, 2008 and 2009. Please include a risk factor that discusses its lack of profitable operations in recent periods and its financial position. See Item 503(c) of Regulation S-K.

Response:

The Company has included a risk factor that that discusses Consonus’ lack of profitable operations in recent periods and its financial position.  Please see page 22 of the Registration Statement.

We may compete with our affiliates for customers and acquisitions!" page 15

14.	Please revise your disclosure to identify those affiliates that compete with you for acquisitions or customers.

Response:

The Company has removed the risk factor. The only affiliate with which the Company competes is Consonus. However, upon consummation of the merger, Consonus will operate as a subsidiary of the Company.

We may need additional capital, and the sale of additional shares or other equity securities.., “ page 20

15.	Please quantify your capital needs for the next 12 months and describe the sources you intend to rely on to fund these capital needs.

Response:

The Company has revised its disclosure to quantify its capital needs for the next 12 months and described the sources it intends to rely on to fund these capital needs. Please see page 20 of the Registration Statement.

"If we are unable to retain and grow our customer base, as well as our end user base, our revenue and profit will be adversely affected," page 25

16.
This risk factor seems to contain multiple risks. For example, this risk factor addresses the risk that you may not be able to attract customers and also the risk that your customers may face their own business difficulties. Please revise so that each risk factor contains only one discreet risk.

Response:

The Company has revised its disclosure to disclose only one discreet risk. Please see page 26 of the Registration Statement.

Cautionary Statement Regarding Forward-Looking Statements, page 27

17.
It appears that Midas Medici's common stock could be considered penny stock under the Securities Act and Exchange Act. Thus, please provide us with a detailed analysis as to why Midas Medici is eligible to take advantage of the protection of the Private Securities Litigation Reform Act of 1995 pursuant to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act; otherwise, please remove this reference.

Response:

The Company has removed the disclosure.

Solicitation of Proxies, page 28

18.	Please clearly disclose the persons that will make the solicitations. See Item 4 of Schedule 14A.

Response:

The Company has disclosed that the officers and directors of Consonus will make the solicitations. Please see page 29 of the Registration Statement.

Background of the Merger, page 29

Midas Medici, page 29

19.	Please discuss when representatives of Midas Medici first considered a business combination with Consonus and describe how these representatives became aware of Consonus as a possible target.

Response:

The Company has revised the disclosure to disclose that Midas Medici first considered a business combination with Consonus in late February 2010. The Company has also revised the disclosure to indicate that Consonus was considered as a possible target because of Midas Medici’s management’s familiarity with the business of Consonus and the uniqueness of Consonus’ business in its space. Please see page 29 of the Registration Statement.

20.	Please discuss whether other targets were considered and the reasons why a business combination with these other targets was not pursued.

Response:

The Company assessed its business acquisition strategy and concluded that an acquisition of a company that provides energy efficiency consulting and data center services was in line with the Company’s acquisition strategy and the Company’s operational goals. The Company believed that there were no other targets within this space that offered the competitive advantages that Consonus offered. The Company has revised the disclosure in the Registration Statement accordingly,  please see page 29 of the Registration Statement.

21.
Please note that the disclosure should not contain generic references to discussion or negotiations between the parties, but instead, it should describe the substance of those discussions and negotiations in more detail. Furthermore, please identify the persons involved with each contact or negotiation or explain why such identification is notpossible.

Response:

The Company has revised to identity all parties that were involved in all negotiations and discussions. Please see page 29 of the Registration Statement.

22.
Please disclose in greater detail whether the board of directors of Midas Medici determined if the transaction was fair and in the best interests of Midas Medici’s shareholders and how the board reached this conclusion. Also disclose when the board made this determination.

Response:

The Company has revised to disclose that the independent members of the board of directors of Midas Medici, concluded on April 19, 2010, that the transaction was fair and in the best interests of the Company’s shareholders. The Company has also revised to disclose that the Board of Directors received a fairness opinion from an independent investment bank. Please see page 29 of the Registration Statement.

23.
Within this section, please disclose the members of Consonus' special committee of disinterested directors that was formed to evaluate the merger proposal. Also, you should disclose the criteria used to qualify each of these individuals as disinterested directors and who made that determination.

Response:

The Company has revised to disclose the members of Consonus’ special committee formed to evaluate the merger proposal and the criteria used to qualify each of these individuals as disinterested directors and who made that determination. Please see page 30 of the Registration Statement.

24.	Please clarify which parties were represented by Wyrick Robbins and Sichenzia Ross in the negotiation of your merger agreement.

Response:

The Company has revised to clearly disclose that Wyrick Robbins represented Consonus and  Sichenzia Ross represented Midas Medici. Please see page 30 of the Registration Statement.

25.	Please tell us whether you have received a report, opinion or appraisal materially relating to your transaction from any outside party.

Response:

Midas Medici engaged an investment banker to render a fairness opinion on Consonus to the Board of Directors of Midas Medici. Upon conclusion of its review of financial, legal and operating information, the investment banker presented its recommendations to the Board of Directors.

The Special Committee of the Board of Directors of Consonus also considered a preliminary valuation that was presented to the Committee by representatives of KPMG. All materials presented to the board by KPMG were for discussions only and no formal opinion was issued.

26.
Please provide additional details with regard to how the board of Consonus determined that 1.33 Midas Medici shares was a fair price for each share of Consonus. For example, you should provide a discussion of the factors the Board considered in making this determination.

Response:

The Registration Statement has been revised to disclose that the Board of Consonus considered the relative valuation of the two companies, the strategic rationale for the transaction to Consonus and the need for Consonus to access the public markets as a means to raise capital given the recent failed IPO and its need to raise capital and reduce leverage. Please see page 30 of the Registration Statement.

27.
We note your statement on page 29 that the exchange ratio is approved between 1.33 and 1.4, subject to the final negotiation. Please disclose what the board will consider at the final negotiation and when it will occur. Also if a successful final negotiation is a condition to the merger, this should he disclosed in the Overview of the Merger Agreement section on page 7 of your prospectus.

Response:

The final ratio of 1.33 was agreed upon after negotiation among the parties prior to the execution of the merger agreement. The parties have concluded their negotiations and all terms are set forth in the merger agreement, including the exchange ratio of 1.33.

Midas Medici's Reasons for the Merger. page 30

28.	We note the reference to Midas Medici's financial advisors. Please disclose the names of the financial advisors and discuss elsewhere in greater detail their involvement in the transaction.

Response:

The Company has disclosed the engagement of an independent investment bank in the Registration Statement. Please see page 29 of the Registration Statement.

Interests of Consonus' Directors and Executive Officers in the Merger, page 35

29.
We note that Consonus’ board was aware of several conflicts of interests and considered these conflicts in reaching its decision to approve the merger agreement. Please state what criteria Consonus’ board used in making the determination that a conflict of interest was acceptable for the purposes of approving the merger agreement.

Response:

The Board of Directors considered the related party aspect of the merger and concluded that the economic benefits of the transaction far outweighed any potential related party conflict. Further, the Board determined to form a special committee  comprised of Justin Beckett, Hank Torbert and Connie Roveto to review the transaction to ensure the transaction was reviewed by disinterested independent members of the Company’s Board of Directors.

Certificate of Incorporation, page 41

30.
We note your disclosure that, "At the effective time, the certificate of the surviving corporation will be the certificate of incorporation of Consonus" Please revise to disclose clearly whose certificate of incorporation will govern at the effective time.

Response:

The Company has clarified that upon the merger of Consonus with Acquisition Corp. the certificate of incorporation of Consonus will be the governing document.

The Merger Agreement, page 40

31.	Please incorporate the merger agreement by reference in the prospectus by means of a statement to that effect as required by Item 4(c) of Form S-4.

Response:

The Company has incorporated the merger agreement by reference.

Termination Fee and Expenses, page 46

32.	Please disclose material termination fees, if any, that Consonus will be obligated to pay should the merger not be consummated.

Response:

The Company has disclosed that there is no break-up fee. In the event the merger is not consummated due to certain action or inaction by Consonus, Consonus will be required to pay the Company its documented costs in connection with the merger and the S-4 Registration Statement.  Please see page 49 of the Registration Statement.

Consonus’ Business, page 49

33.
We note your statement on page 49 that no one customer exceeds 10% of your consolidated revenue. We also note your disclosure on page 22 that your top 10 customers generated approximately 28%ia of your revenue. Please revise to provide more balanced disclosure throughout this section regarding your sources of revenue.

Response:

The Company has updated its disclosure to be more balanced throughout the document.

34.
Please clarify the sources for your various data, statistics and estimates. For example only, we note your statement on page 50 that the emergence of Cloud Computing which is estimated to grow from $50B to $150B from 2009-2013 respectively according to IDC.  Please clarify the identity of IDC and where such estimates can be found.

Response:

The Company has updated its disclosure to clarify the identity of IDC and where such estimates can be found. Please see page 55 of the Registration Statement.

Consonus Management's Discussion and Analysis of Financial Condition and Results of Operations,_ page 70

35.
Please revise the "Overview" section to describe the most important matters on which Consonus' management focuses in evaluating its financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. The Overview should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of Consonus. This discussion should address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties.

Response:

The Company has updated the overview to describe the qualitative and quantitative factors that are important to understand the financial and operating condition of the business. Please see page 76 of the Registration Statement.

Liquidity and Capital Resources, page 72

36.	Within this section, please provide a discussion of the sources of cash which will allow Consonus to meet its anticipated cash requirements for the next twelve months.

Response:

The Company has provided a discussion of the sources of cash to meet its anticipated cash requirements for the next 12 months. Please see page 80 of the Registration Statement.

Avnet, Inc (Senior Lender) Note Payable, page 73

37.
We note your disclosure on page 21 that STI is unable to comply with several current debt covenants in its credit agreement with Avnet. Please disclose within this section the steps Consonus is taking to cure and prevent reoccurrence of the default.

Response:

The Company has updated the section to disclose the steps the company is taking to cure and prevent the recurrence of the default from the Avnet debt. Please see page 82 of the Registration Statement.

38.
We note your disclosure on page 21 that STI is seeking a waiver on its current default from Avnet. Please state whether STI is seeking to enter a seventh amendment to the amended and restated refinancing agreement. If so, please explain how this is consistent with the covenant regarding the conduct of business pending the merger on page 44 that you will not enter into any "keep well" or other agreement to maintain any financial statement condition with regard to indebtedness.

Response:

In its ongoing discussions with Avnet, one possible outcome is that the existing credit agreement would be amended to address the current issues and reduce the likelihood of similar future defaults going forward.

Midas Medici is aware of the negotiations between STI and Avnet and has verbally agreed to waive the covenant in the merger agreement regarding the conduct of Consonus’ business subsequent to the execution f the merger agreement.  Midas Medici believes such waiver is necessary to ensure that there is no continuing default with respect to Consonus’ agreement with Avnet.

Management of the Combined Company, page 75

39.	Please provide the information required by Item 401(e) of Regulation S-K for your directors.

Response:

The Company has provided the information required by Item 401(e) of Regulation S-K for the directors of the combined Company. Please see pages 83 through 86 of the Registration Statement.

40.	Please identify each director that is independent in accordance with Item 407(a) of Regulation S-K. Also please state the standard used in making such determination.

Response:

The Company has indentified the directors that are independent in accordance with the standards of the NASDAQ Stock Market.

Unaudited Pro Forma Condensed Combined Financial Statements, page 80

41.	Tell us how you applied the guidance in ASC 805-10-25-5 in determining that Consonus Technologies, Inc. is the accounting acquirer in the merger transaction.

Response:

In accordance with ASC 805-10-25-5, we reviewed the factors in paragraphs 805-10-55-11 through 55-15 to determine the accounting acquirer.  Accordingly, we evaluated the following pertinent facts and circumstances outlined in Subtopic 805-40 to determine that Consonus Technologies, Inc. was the acquiring entity, and Midas as the acquired entity:

	Factors	Conclusions
a.
The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

		Consonus shareholders will receive approximately 66% of the common shares post merger.	(Y)
b.
The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest, the acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.
		The largest minority holder will be Knox Lawrence International, LLC, a controlling shareholder of Consonus, which will hold approximately 44% of the common shares post merger.	(Y)
c.
The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Midas Medici currently has 4 board members (2 independent members).  Post merger the Midas intends to appoint 3 members the Board.  As a result, the shareholders of the larger entity (ie. Consonus) have the voting power to unseat the initial board of directors that is dominated by the smaller entity.
(Y)
d.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.	Midas intends to keep the existing senior management which is principally Nana Baffour (CEO) and Johnson Kachidza (CFO).	(N)
e.
The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

		Considering revenue, assets etc, it appears Consonus Technologies would be deemed to be paying a higher premium over the fair value of the equity interests.	(Y)
f.	The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.	Consonus Technologies is considerably larger in comparison to Midas Medici in both revenues and assets.	(Y)

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Balance Sheet

Note 1, page 83

42.	Explain to us how you have applied the guidance in ASC 805-40-30 in determining the value of the consideration transferred in the merger transaction.

Response:

In accordance ASC 805-40-30, the acquisition fair value of the consideration transferred by Consonus Technologies for its interest in Midas Medici is based on the number of equity interests that the Midas Medici equity holders retain in the combined entity post reverse acquisition.  The purchase price assumed that 2,735,516 shares of Midas common stock will be retained by the existing shareholders of Midas Medici.  We determined the quoted market price of Midas Medici’s shares provides a more reliable basis for measuring the consideration effectively transferred than the estimated fair value of the shares in Consonus, and therefore the consideration is measured using the market value of Midas Medici’s shares.  Accordingly, we used a $5.00 common share price based upon the Midas Medici’s recent public offering which represented the sale of 256,000 shares of our common stock at a price of $5.00 per share in February 2010.  In addition, we estimated fair value of the 456,116 outstanding Midas stock options using the Black-Scholes Model.

Note 2, page 83

43.
Explain to us in sufficient detail how you determined that the carrying values of the assets and liabilities of Midas Medici Group Holdings, Inc. approximate their fair values as of the acquisition date.

Response:

The Company analyzed the Midas Medici’s tangible assets to be acquired and liabilities to be assumed in the business combination.   As of December 31, 2009, the total assets were $394 thousand which primarily included accounts receivables totaling $300 thousand.  The Company estimated the fair value of the accounts receivable to approximate the carrying value.    As of December 31, 2009, the total liabilities were $2.9 million which primarily included accounts payable of $1.5 million and interest bearing debt of $1.0 million.   The Company estimated the fair value of the accounts payable and debt to approximate the carrying value.

The Company utilized a valuation report which was prepared by a third party in August 2009 to identify and value the intangible assets of Midas Medici.   The Company reviewed the underlying assumptions in the valuation report to insure the assumptions are reasonable as of December 31, 2009.

Statement of Operations

Note 6, page 84

44.	Please expand your disclosure to explain in greater detail why management fees charged by KLI to Consonus and Midas Medici are eliminated from the pro forma operations of the combined entity.

Response:

Upon consummation of the merger, the management agreement between Consonus and KLI will be terminated based upon an executed signed agreement.    In addition, the pro forma operations eliminated non-recurring management fees between Utilipoint and KLI since the management agreement was terminated as a result of the Company’s reverse merger in 2009.

45.
Please tell us why it is appropriate to make adjustments to increase the annual base salaries for two key executives. It would appear that these salaries were not effective during the pro forma period.

Response:

Both employment agreements provide that the key executive’s annual base salary of $125,000 shall be increased to $250,000 upon the Company achieving consolidated annual gross revenues of at least $35,000,000.   Accordingly, the Company has made a pro forma adjustment to assume both executives’ base salaries would increase by $125,000.

Midas Medici's Business, page 101

Figure 1. Utilipoint's Client Engagement Model

46.	Please provide a caption explaining the details of Utilipoint's Client Engagement Model.

Response:

The Company has provided a caption explaining the details of Utilipoint’s Client Engagement Model. Please see page 105 of the Registration Statement.

Acquisition of the Intelligent project LLC page 101

47.
We note your disclosure that a 5% $ l 08,469 note issued by IP to KLI IP Holding Inc “will be repaid out of the proceeds of this offering”. As this is a share exchange transaction, there appears to be no proceeds from this offering which will be available for the repayment of the note. Please revise your disclosure or advise.

Response:

The Company has revised to remove the disclosure.

Midas Medici's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 115

48.
We note your disclosure on page 15 that you have reported several material weaknesses in the effectiveness of your internal controls over financial reporting. Within this section please describe your material weaknesses and disclose the steps you are taking, if any, to remedy such weaknesses.

Response:

The Company has revised to include a discussion of the material weaknesses in the effectiveness of its internal controls over financial reporting. Please see page 127 of the Registration Statement.

49.
We note your disclosure on page 116 that you are engaged in renegotiating the tangible net worth covenant with Proficio Bank. Please explain how this is consistent with the covenant regarding the conduct of business pending the merger on page 44 that you will not enter into any "keep well" or other agreement to maintain any financial statement condition with regard to indebtedness.

Response:

Consonus is aware of the negotiations between Midas Medici and Proficio Bank and has verbally agreed to waive the covenant in the merger agreement regarding the conduct of Midas Medici’s business subsequent to the execution of the merger agreement.  Consonus believes such waiver is necessary to ensure that there is no continuing default with respect to Midas Medici’s agreement with Proficio Bank.

Liquidity and Capital Resources, page 116

50.	Please enhance your disclosure to explain the increase in accounts payable and accrued expenses, from 12/31/2008 to 12/31/2009.

Response:

The Company has updated the section to disclose an explanation of the increase in accounts payable and accrued expenses from 12/31/2009 to 12/31/2009. Please see page 126 of the Registration Statement.

Financial Statements General

51.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X, including your pro forma financial statements.

Response:

The Company has amended the registration statement to update the filing with current financial information.

Midas Medici Group Holdings, Inc. and Subsidiaries

Note 2 - Summary of Significant Accounting Policies

(a) Revenue Recognition

Fixed - Price Contracts, page F-9

52.
Please provide us with a more detailed description of your fixed - price contracts. In your response tell us the circumstances under which a customer can request a refund. Additionally, explain to us how you determined it would be appropriate to recognize revenue that may be subject to a customer refund.

Response:

The Company engages in fixed - price contracts related to specialized consulting services that are either; (a) time and materials type contracts with a not to exceed total contract price or (b) fixed - price contracts with specified progress payment terms based upon services performed or milestones.  In both cases, the customer’s receive the benefit of the work performed throughout the contract term and are obligated to pay for all services once performed based upon time incurred to date or defined progress payments.

The delivery of a service is evaluated using the proportional performance model.  As a result, revenue is earned as each part of the service is performed. Setup costs for these arrangements are immaterial and the Company expenses all contract costs as incurred.  The Company does not have any fixed price contracts with terms greater than 1 year with the majority of the contracts with terms less than 6 months.

Some of the fixed price time and material contracts include the right to cancel the remainder of the services for a pro-rata refund based on the proportion of the service remaining to be provided.  Because the service is delivered on a proportional basis throughout the period, the Company’s position is the cancellation rights or refund rights do not cause further delays in revenue recognition.

The Company provides a warranty for services based upon the delivery terms of the contract for 90 days following the delivery of any deliverable.  During that period, the Company will, at its option, correct or replace any such nonconforming deliverable, or refund the fees paid for the nonconforming deliverable.   The Company’s history of refunding fees paid by customers has been immaterial.

The Company believes the contract terms related to fixed price agreements with customers are substantially fixed at the date of sale.    There are no contingent resale provisions, no obligations to change in the event of theft or destruction and there are no significant future performances.   In addition, the future returns are reasonably estimated due to short term nature of the warranty period and the historical experience of minimal warranty occurrences.

Time and Materials Contracts ("T&M"), page F-9

53.	Please expand your disclosure to explain whether the Company accounts for expense reimbursements on a net or gross basis.

Response:

The Company has amended its disclosure to include the following:

Project related expenses are passed through “at cost” (without markup) to clients.  Expense reimbursements that are billable to clients are included in total revenues as well as total cost of revenues.

Note 6 — Notes Payable, page F-13

54.
With respect to all loan amendments, explain to us how the Company has applied the guidance in ASC 470-50-40 in determining whether the amendment should be accounted for as a loan modification or extinguishment.

Response:

The Company had several loan amendments including the Bank of Albuquerque revolving credit facility which was converted into a short term note and two loans from affiliates which there original maturity dates were extended.    No other terms of the agreements were amended.   Based upon our review of each of the amendments,  we determined that the effect on a cash flow basis was less than 10 percent and concluded that the debt instruments were not substantially changed.    In addition, the Company had not incurred any significant fees to the creditors or third party costs that were either expensed or deferred with any of the old or new debt instruments.

Consonus Technologies. Inc.

Consolidated Statements of Operations, page F-27

55.	Please revise your income statement presentation to disclose gross interest revenue and expense in addition to net interest expense.

Response:

The company has revised its income statement presentation to disclose gross interest revenue and expense. Please see page F-65 of the Registration Statement.

Note 7— Long-Term Debt

56.
With respect to all loan amendments, explain to us how the Company has applied the guidance in ASC 470-50-40 in determining whether the amendment should be accounted for as a loan modification or extinguishment.

Response:

The Company’s loan amendments with US Bank, Proficio Bank and Avnet includeding amendments to covenants, extension of maturity dates and interest rate.  We determined the effect on a cash flow basis for each was less than 10% and concluded that the debt instruments were not substantially changed.  In addition, the Company had not incurred any significant fees to the creditors or third party costs that were either expensed or deferred with any of the old or new debt instruments.

Part 11— Information Not Required in Prospectus

Item 22. Undertakings, page 124

57.	Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

Response:

The Company has included the undertaking required by Item 512(a)(6) of Regulation S-K.
Exhibits

58.
We note that the material contract in Exhibit 10.4 omits schedules and, exhibits to the agreement. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety.  Please file the complete agreement with your amendment.

Response:

The Company has included Exhibit 10.4 with all exhibits to the agreement.

59.
We note that the Secured Revolving Promissory Note listed as Exhibit 10.23 appears to be the actual promissory note rather than a "form of the promissory note. Please revise your exhibit index to reflect that this contract is not a "form of agreement or advise.

Response:

The Company has revised to remove “form of”.

60.
We note that Exhibit 10.28, Registration Rights Agreement among Midas Medici Group Holdings, Inc. and the holders signatures thereto, filed with your Form S- 1/A on February 4, 2010 is not executed. Please file an executed copy or advise. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Response:

The Company has removed Exhibit 10.28. The parties did not enter into the Registration Rights Agreement.

61.	Please include a form of proxy card for each company with your next amendment.

Response:

The Company has included a form of proxy card for the Consonus Shareholder meeting.

62.
We note your disclosure on page 36 that there are material federal income tax consequences of the merger- Before effectiveness, please file a tax opinion pursuant to Item 601(b)(S) of Regulation S-K or advise.

Response:

Based upon customary assumptions and certain representations as to factual matters by Midas Medici and Consonus, it is the opinion of management that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The Company does not intend to seek a ruling from the Internal Revenue Service, as to the United States federal income tax consequences of the merger and does not intend to obtain a tax opinion.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

Thank you in advance for your prompt review and assistance. If you have any questions, please contact the undersigned.

Very truly yours,

Marcelle S. Balcombe